Exhibit 3.1

CERTIFICATE OF DESIGNATIONS OF PREFERENCES AND RIGHTS OF THE

FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

(Liquidation Preference $100,000 per share)

OF

E*TRADE FINANCIAL CORPORATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

E*TRADE Financial Corporation, a Delaware corporation (hereinafter called the “Corporation”), DOES HEREBY CERTIFY that, pursuant to resolutions of the Preferred Stock Financing Committee (the “Committee”) of the Board of Directors of the Corporation adopted on November 27, 2017, the creation of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, liquidation preference $100,000 per share (“Series B Preferred Stock”), of the Corporation was authorized and the designation, preferences, privileges, voting rights, and other special rights and qualifications, limitations and restrictions of the Series B Preferred Stock, in addition to those set forth in the Certificate of Incorporation and Bylaws of the Corporation, are fixed as follows:

1. Designation. The distinctive serial designation of such series of preferred stock is “Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B.” Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) below.

2. Number of Shares. The authorized number of shares of Series B Preferred Stock shall be 3,000. Shares of Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of undesignated Preferred Stock; provided that this Section 2 shall not apply to any purchase or other acquisition of shares of Series B Preferred Stock by any subsidiary of the Corporation.

3. Definitions. As used herein with respect to Series B Preferred Stock:

(a) “Board of Directors” means the board of directors of the Corporation.

(b) “Bylaws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

(c) “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

(d) “Calculation Agent” means, at any time, the person or entity appointed by the Corporation and serving as such agent at such time. The Corporation may terminate any such appointment and may appoint a successor agent at any time and from time to time, provided that the Corporation shall use its best efforts to ensure that there is, at all relevant times when the Series B Preferred Stock is outstanding, a person or entity appointed and serving as such agent. The Calculation Agent may be a person or entity affiliated with the Corporation.

(e) “Certificate of Designations” means this Certificate of Designations relating to the Series B Preferred Stock, as it may be amended or supplemented from time to time.

(f) “Certification of Incorporation” shall mean the amended and restated certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include this Certificate of Designations.

(g) “Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

(h) “Dividend Determination Date” means, for each Dividend Period during the Floating Rate Period, the second London Business Day immediately preceding the first day of such Dividend Period.

(i) “Dividend Payment Date” means March 15 and September 15 of each year, commencing on September 15, 2018 and ending on March 15, 2023 and thereafter March 15, June 15, September 15 and December 15 of each year, subject to adjustment as described in Section 4(a).

(j) “Dividend Period” has the meaning set forth in Section 4(a).

(k) “Dividend Record Date” has the meaning set forth in Section 4(a).

(l) “Federal Reserve” means the Board of Governors of the Federal Reserve System.

(m) “Fixed Rate Period” has the meaning set forth in Section 4(a).

(n) “Floating Rate Period” has the meaning set forth in Section 4(a).

(o) “Junior Stock” means any class or series of capital stock of the Corporation that ranks junior to Series B Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation. Junior Stock includes the Common Stock.

(p) “LIBOR” has the meaning set forth in Section 4(a).

(q) “Liquidation Preference” has the meaning set forth in Section 5(b).

(r) “London Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

(s) “Nonpayment” has the meaning set forth in Section 7(b).

(t) “Original Issue Date” means December 6, 2017.

(u) “Parity Stock” means any other class or series of stock of the Corporation that ranks equally with the Series B Preferred Stock in the payment of dividends, whether cumulative or non-cumulative, or the distribution of assets upon liquidation, dissolution or winding up of the Corporation. Parity Stock includes the Corporation’s previously issued Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, liquidation preference $1,000 per share (“Series A Preferred Stock”).

(v) “Preferred Stock” means any and all series of preferred stock of the Corporation, including the Series B Preferred Stock.

(w) “Preferred Stock Directors” has the meaning set forth in Section 7(b).

(x) “Regulatory Capital Treatment Event” has the meaning set forth in Section 6(a).

(y) “Voting Preferred Stock” means any other class or series of Preferred Stock of the Corporation ranking equally with the Series B Preferred Stock as to dividends (whether cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation and upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the shares of Series B Preferred Stock and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the liquidation amounts of the shares voted.

4. Dividends.

(a) Rate. Holders of Series B Preferred Stock will be entitled to receive, only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from the Original Issue Date (in the case of the initial Dividend Period only) or the immediately preceding Dividend Payment Date, semi-annually in arrears on the 15th day of March and September of each year, commencing on September 15, 2018 and ending on March 15, 2023 and thereafter quarterly in arrears on the 15th day of March, June, September and December of each year. These dividends will accrue on the liquidation preference amount of $100,000 per share at a rate per annum equal to 5.30% with respect to each Dividend Period from and including the Original Issue Date to, but excluding, March 15, 2023 (the “Fixed Rate Period”) and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related Dividend Determination Date plus 3.16% with respect to each Dividend Period from and including March 15, 2023 (the “Floating Rate Period”). In the event that the Corporation issues additional shares of Series B Preferred Stock after the Original Issue Date, dividends on such shares may accrue from the Original Issue Date or any other date specified by the Board of Directors or an authorized committee thereof at the time such additional shares are issued.

References to the “accrual” (or similar terms) of dividends in this Certificate of Designations refer only to the determination of the amount of such dividend and do not imply that any right to a dividend arises prior to the date on which a dividend is declared.

Dividends that are payable on Series B Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series B Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day before such Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”).

A “Dividend Period” is the period from and including a Dividend Payment Date to but excluding the next Dividend Payment Date or any earlier redemption date, except that (i) the initial Dividend Period for any share of Series B Preferred Stock issued on the Original Issue Date will commence on and include the Original Issue Date of the Series B Preferred Stock and will end on and exclude the September 15, 2018 Dividend Payment Date, and (ii) for any share of Series B Preferred Stock issued after the Original Issue Date, the initial Dividend Period for such shares may commence on and include the Original Issue Date or such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall determine and publicly disclose and shall end on and exclude the next Dividend Payment Date. Dividends payable on the Series B Preferred Stock for any Dividend Period during the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Preferred Stock for any Dividend Period during the Floating Rate Period will be computed on the basis of a 360-day year and the actual number of days elapsed in the Dividend Period. Dividends for the initial Dividend Period for shares of Series B Preferred Stock issued on the Original Issue Date will be calculated from the Original Issue Date. If any scheduled Dividend Payment Date up to and including the March 15, 2023 scheduled Dividend Payment Date is not a Business Day, then the payment will be made on the next succeeding Business Day and no additional dividends will accrue as a result of that postponement. If any scheduled Dividend Payment Date thereafter is not a Business Day, then the Dividend Payment Date will be postponed to the next succeeding Business Day unless such day falls in the next calendar month, in which case the Dividend Payment Date will be brought forward to the immediately preceding day that is a Business Day, and, in either case, dividends, if so declared, will accrue to, but excluding, the date dividends are paid.

For any Dividend Period during the Floating Rate Period, LIBOR (the London interbank offered rate) shall be determined by the Calculation Agent on the Dividend Determination Date in the following manner:

(i) LIBOR will be the rate for deposits in U.S. dollars for a period of three months, commencing on the first day of such Dividend Period, that appears on Reuters screen page “LIBOR01”, or any successor page, at approximately 11:00 a.m., London time, on that Dividend Determination Date.

(ii) If no such rate appears, then the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, selected by the Calculation Agent as directed by the Corporation, to provide the Calculation Agent with its offered quotation for deposits in U.S. dollars for a period of three months, commencing on the first day of such Dividend Period, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Dividend Determination Date and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, LIBOR determined on that Dividend Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, LIBOR will be determined for the first day of such Dividend Period as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on that Dividend Determination Date, by three major banks in New York City, selected by the Calculation Agent as directed by the Corporation, for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the first day of such Dividend Period, and in a principal amount that is representative of a single transaction in U.S. dollars in that market at that time.

(iii) Otherwise, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate LIBOR or any of the foregoing lending rates, shall determine three-month LIBOR for the applicable Dividend Period in its sole discretion.

Notwithstanding the foregoing clauses (ii) and (iii):

(a) If the Calculation Agent determines on the relevant Dividend Determination Date that the LIBOR base rate has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to the LIBOR base rate, provided that if the Calculation Agent determines there is an industry-accepted substitute or successor base rate, then the Calculation Agent shall use such substitute or successor base rate; and

(b) If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine what business day convention to use, the definition of business day, the Dividend Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The Calculation Agent’s determination of any dividend rate, and its calculation of the amount of dividends for any Dividend Period, will be on file at the Corporation’s principal offices, will be made available to any stockholder upon request and will be final and binding in the absence of manifest error.

“Reuters” means Reuters 3000 Xtra Service or any successor service.

Holders of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series B Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

Dividends on shares of the Series B Preferred Stock will not be cumulative. Accordingly, if the Board of Directors (or a duly authorized committee thereof) does not declare a dividend on the Series B Preferred Stock payable in respect of any Dividend Period before the related Dividend Payment Date, such dividend will not accrue and the Corporation will have no obligation to pay a dividend for that Dividend Period on the Dividend Payment Date or at any future time, whether or not dividends on the Series B Preferred Stock are declared for any future Dividend Period.

(b) Priority of Dividends. The Series B Preferred Stock will rank (i) senior to the Common Stock and any class or series of the Corporation’s capital stock expressly stated to be junior to the Series B Preferred Stock, (ii) junior to any class or series of the Corporation’s capital stock expressly stated to be senior to the Series B Preferred Stock (issued with the requisite consent of the holders of the Series B Preferred Stock) and (iii) equally with the Series A Preferred Stock and each other class or series of Preferred Stock the Corporation may issue that is not expressly stated to be senior or junior to the Series B Preferred Stock, with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation. If at any time the Corporation has failed to pay, on the applicable Dividend Payment Date, accrued dividends on any shares that rank senior in priority to the Series B Preferred Stock with respect to dividends, the Corporation may not pay any dividends on the Series B Preferred Stock or redeem or otherwise repurchase any shares of Series B Preferred Stock until the Corporation has paid or set aside for payment the full amount of the unpaid dividends on the shares that rank senior in priority with respect to dividends that must, under the terms of such shares, be paid before the Corporation may pay dividends on, or redeem or repurchase, the Series B Preferred Stock.

So long as any share of Series B Preferred Stock remains outstanding, no dividend or distribution shall be paid or declared or funds set aside for payment on Junior Stock, and no Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, and no shares of Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Preferred Stock and such Parity Stock during a Dividend Period, unless the full dividend for the latest completed Dividend Period on all outstanding shares of Series B Preferred Stock has been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside).

The foregoing limitation with respect to the Junior Stock shall not apply to:

•	repurchases, redemptions or other acquisitions of shares of Junior Stock in connection with (1) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (2) a dividend reinvestment plan or stockholder stock purchase plan;

•	purchases or repurchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to the commencement of the then-current Dividend Period, including under a contractually binding stock repurchase plan;

•	an exchange, redemption, reclassification or conversion of any class or series of Junior Stock for any class or series of Junior Stock;

•	the purchase of fractional interests in shares of Junior Stock under the conversion or exchange provisions of Junior Stock or the security being converted or exchanged;

•	any declaration of a dividend payable solely in Junior Stock in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan (so long as such right to stock or other property only consists of Junior Stock or the right to purchase Junior Stock), or the redemption or repurchase of rights pursuant to the plan; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock.

The foregoing limitation with respect to the Parity Stock shall not apply to:

•	purchases or repurchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to the commencement of the then-current Dividend Period, including under a contractually binding stock repurchase plan;

•	an exchange, redemption, reclassification or conversion of any class or series of Parity Stock for any class or series of Parity Stock;

•	the purchase of fractional interests in shares of Parity Stock under the conversion or exchange provisions of Parity Stock or the security being converted or exchanged; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock.

In addition, the foregoing limitation shall not restrict the ability of the Corporation or any affiliate of the Corporation, (i) to engage in any market-making transactions in Junior Stock or Parity Stock in the ordinary course of business or (ii) to acquire record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any subsidiaries of the Corporation), including as trustees or custodians.

For the avoidance of doubt, the foregoing limitation shall not restrict the Corporation from taking any of the actions set forth above after the Original Issue Date and prior to the first Dividend Payment Date on the Series B Preferred Stock.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the related Dividend Period) in full upon the Series B Preferred Stock and any shares of Parity Stock, all dividends declared on the Series B Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the related Dividend Period) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series B Preferred Stock and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the related Dividend Period) bear to each other.

Subject to the foregoing, dividends (payable in cash, securities or other property) may be determined by the Board of Directors or a duly authorized committee of the Board of Directors and may be declared and paid on the Common Stock and any stock ranking, as to dividends, equally with or junior to the Series B Preferred Stock, from time to time out of any funds legally available for such payment, and the Series B Preferred Stock shall not be entitled to participate in any such dividends.

(c) Restrictions on the Payment of Dividends. Dividends on the Series B Preferred Stock may be subject to the Corporation’s receipt of required prior approval by the Federal Reserve (or any successor appropriate federal banking agency) and will not be declared, paid or set aside for payment if the Corporation fails to comply, or if and to the extent such act would cause the Corporation to fail to comply, with applicable laws and regulations, including the capital adequacy guidelines of the Federal Reserve (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) applicable to the Corporation.

5. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, holders of Series B Preferred Stock shall be entitled to receive out of the assets of the Corporation or proceeds thereof available for distribution to stockholders of the Corporation, after satisfaction of all liabilities to creditors, if any, of the Corporation and subject to the rights of holders of any shares of capital stock of the Corporation then outstanding ranking senior to or pari passu with the Series B Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Corporation, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any of Junior Stock, a liquidating distribution in an amount equal to $100,000 per share, together with an amount equal to all dividends, if any, that have been declared but not paid prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date). Holders of the Series B Preferred Stock will not be entitled to any other amounts from the Corporation after they have received their full liquidation preference.

(b) Partial Payment. If in any distribution described in Section 5(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay the Liquidation Preference (as defined below) in full to all holders of Series B Preferred Stock and all holders of any stock of the Corporation ranking equally with the Series B Preferred Stock as to such distribution, the amounts paid to the holders of Series B Preferred Stock and to the holders of all such other stock shall be paid pro rata in accordance with the respective aggregate Liquidation Preference of the holders of Series B Preferred Stock and the holders of all such other stock. In any such distribution, the “Liquidation Preference” of any holder of preferred stock of the Corporation shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends (and, in the case of any holder of stock other than Series B Preferred Stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). Holders of the Series B Preferred Stock will not be entitled to any other amounts from the Corporation after they have received the full amounts provided for in this Section 5 and will have no right or claim to any of the Corporation’s remaining assets.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series B Preferred Stock and any other shares of the Corporation’s stock ranking equally as to the Liquidation Preference, the holders of other stock of the Corporation ranking junior as to the Liquidation Preference shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger or consolidation of the Corporation with or into any other corporation or other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

6. Redemption.

(a) Optional Redemption. The Corporation may, at its option, redeem the Series B Preferred Stock (i) in whole or in part, from time to time, on any Dividend Payment Date on or after March 15, 2023 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined below), in each case upon notice given as provided in Section 6(c) below, at a redemption price equal to $100,000 per share, together with (except as otherwise provided herein below) any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends. The redemption price for any shares of Series B Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared and unpaid dividend for the then current Dividend Period payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.

A “Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, clarification of or change in (including any announced prospective amendment to, clarification of or change in), the laws or regulations or policies of the United States or any political subdivision of or in the United States that is enacted or becomes effective after November 27, 2017, (ii) any proposed change in those laws or regulations or policies that is announced or becomes effective after November 27, 2017, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations or policies that is announced or that becomes effective after November 27, 2017, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation preference amount of $100,000 per share of Series B Preferred Stock then outstanding as “Additional Tier 1” capital (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) as then in effect and applicable, for so long as any share of Series B Preferred Stock is outstanding. “Appropriate federal banking agency” means the “appropriate federal banking agency” with respect to the Corporation as that term is defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision.

(b) No Sinking Fund. The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series B Preferred Stock will have no right to require the redemption or repurchase of any shares of Series B Preferred Stock.

(c) Notice of Redemption. Notice of every redemption of shares of Series B Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be not less than 30 days nor more than 60 days before the date fixed for redemption, provided that, if the depositary shares representing the Series B Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”), the Corporation may give such notice in any manner permitted by DTC. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure to duly give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) Regulatory Approval. Any redemption of the Series B Preferred Stock is subject to the Corporation’s receipt of required prior approval, if any, by the Federal Reserve (or any successor appropriate federal banking agency), and to the satisfaction of conditions, if any, set forth in the capital adequacy guidelines of the Federal Reserve (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency) applicable to the redemption of the Series B Preferred Stock.

(e) Partial Redemption. In case of any redemption of only part of the shares of Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata, provided that, if the depositary shares representing the Series B Preferred Stock are held in book-entry form through DTC, the shares of Series B Preferred Stock to be redeemed shall be selected in accordance with DTC procedures. Subject to the provisions hereof, the Corporation shall have full power and authority to prescribe the terms and conditions upon which shares of Series B Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(f) Effectiveness of Redemption. If notice of redemption has been duly given and if on or prior to the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of any shares of Series B Preferred Stock so called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

7. Voting Rights.

(a) General. The holders of Series B Preferred Stock shall not have any voting rights except as set forth below and as determined by the Board of Directors or an authorized committee thereof or as otherwise from time to time required by law. For the avoidance of doubt, the shares of Series B Preferred Stock shall not be entitled to vote generally in the election of directors, including following Nonpayment events.

(b) Right To Elect Two Directors Upon Nonpayment Events. If and whenever dividends on any shares of the Series B Preferred Stock, or any other Voting Preferred Stock, shall have not been declared and paid for the equivalent of three semi-annual or six quarterly full dividend payments, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of Voting Preferred Stock then outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirements of The NASDAQ Global Select Market (or any other exchange on which the Corporation’s Common Stock may be listed) that listed companies must have a majority of independent directors and provided further that the Board of Directors shall at no time include more than two Preferred Stock Directors (to the extent that such requirements are then applicable to the Corporation). In that event, the number of directors on the Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the then outstanding shares of Series B Preferred Stock or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment shall be made by written notice, signed by the requisite holders of Series B Preferred Stock or other Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required by law. The voting rights will continue until dividends on the shares of the Series B Preferred Stock and any such series of Voting Preferred Stock shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for such payment) for at least the equivalent of two consecutive semi-annual Dividend Periods or four consecutive quarterly Dividend Periods following the Nonpayment.

If and when dividends for at least the equivalent of two consecutive semi-annual Dividend Periods or four consecutive quarterly Dividend Periods following a Nonpayment have been fully paid (or declared and a sum sufficient for such payment shall have been set aside) on the Series B Preferred Stock and any other class or series of Voting Preferred Stock, the holders of the Series B Preferred Stock and all other holders of Voting Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment), the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two. In determining whether dividends have been paid for at least the equivalent of two consecutive semi-annual Dividend Periods or four consecutive quarterly Dividend Periods following a Nonpayment, the Corporation may take account of any dividend payment (at the same rate and amount otherwise payable on the Series B Preferred Stock) it elects to pay for any dividend period after the regular dividend date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock together with all series of Voting Preferred Stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock and all Voting Preferred Stock when they have the voting rights described above (voting together as a single class); provided that the filling of each vacancy shall not cause the Corporation to violate the corporate governance requirements of The NASDAQ Global Select Market (or any other exchange on which the Corporation’s Common Stock may be listed) that listed companies must have a majority of independent directors (to the extent such requirements are then applicable to the Corporation). Any such vote to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(c) Other Voting Rights. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least two-thirds of the shares of Series B Preferred Stock and any Voting Preferred Stock at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting (to the extent permitted by the procedures for voting and consents in Section 7(f) below) or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) Authorization of Senior Stock. Any amendment or alteration of the provisions of the Certificate of Incorporation or this Certificate of Designations to authorize or create, or increase the authorized amount of, any shares of any class or series of stock of the Corporation ranking senior to the Series B Preferred Stock with respect to the payment of dividends or the distribution of assets upon any liquidation, dissolution or winding up of the Corporation;

(ii) Amendment of Series B Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation or this Certificate of Designations, whether by merger, consolidation or otherwise, so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, or of a merger or consolidation of the Corporation with another entity, unless in each case (x) the shares of Series B Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series B Preferred Stock, taken as a whole;

provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized or issued Series A Preferred Stock or Series B Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any other class or series of Preferred Stock ranking equally with the Series B Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers of, and will not require the affirmative vote or consent of, the holders of outstanding shares of Series B Preferred Stock.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation specified in this Section 7(c) would adversely affect one or more but not all other series of Voting Preferred Stock (including the Series B Preferred Stock for this purpose), then only such series of Preferred Stock as are adversely affected by and entitled to vote on the matter shall vote on the matter together as a class in lieu of all other series of Preferred Stock. If all series of Preferred Stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds approval of the class and two-thirds approval of each series that will have a diminished status.

(d) Changes for Clarification. Without the consent of the holders of the Series B Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series B Preferred Stock to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent.

(e) Changes after Provision for Redemption. No vote or consent of the holders of Series B Preferred Stock shall be required pursuant to Section 7(b), (c) or (d) above if, at or prior to the time when the act with respect to which any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series B Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 6 above.

(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series B Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, applicable law and any national securities exchange or other trading facility on which the Series B Preferred Stock is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of Series B Preferred Stock and any Voting Preferred Stock has been cast or given on any matter on which the holders of shares of Series B Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent.

8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

9. Notices. All notices or communications in respect of Series B Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Bylaws or by applicable law.

10. No Conversion Rights. The Series B Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Corporation.

11. No Preemptive Rights. No share of Series B Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

12. Other Rights. The shares of Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

13. Effectiveness. This Certificate of Designations shall become effective as of December 6, 2017.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Michael A. Pizzi, its EVP & Chief Financial Officer, this 6th day of December, 2017.

E*TRADE FINANCIAL CORPORATION

By	/s/ Michael A. Pizzi
Name: Michael A. Pizzi
Title: EVP & Chief Financial Officer